UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934





                           Deltic Timber Corporation
                               (Name of Issuer)


                         Common Stock, Par Value $.01
                        (Title of Class of Securities)


                                  247850 100
                                (CUSIP Number)

   W. Bayless Rowe, General Counsel & Secretary, Deltic Timber Corporation,

        200 Peach Street, P.O. Box 7200, El Dorado, Arkansas 71731-7200 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               December 31, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No. 247850 100       |             |      Page 2 of 6 Pages       |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSONS                                          |
|    | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                |
|    | C.H. Murphy, Jr.                                                   |
|    | ###-##-####                                                        |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |  00 (Received by distribution from former parent by spinoff.)      |
|    |                                                                    |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |  U.S.                                                              |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    | 339,531                                       |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    | 856,374                                       |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | 339,531                                       |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    | 856,374                                       |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 339,531                                                            |
|    |                                                                    |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |X| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    | 3.0%                                                               |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    | IN                                                                 |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 6

                         Item 1.  Security and Issuer.

               The class of equity securities to which this statement relates is the Common Stock, $.01 par value per share (the "Shares"), of Deltic Timber Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 200 Peach Street, El Dorado, AR 71730.

Item 2.  Identity and Background.

               The name of the person filing this statement is C.H. Murphy, Jr., an individual ("Buyer").

               The address of the principal business and the principal office of Buyer is Suite 400, 200 North Jefferson, El Dorado, AR 71730.

               During the last five years, Buyer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

               The purchase price for the Shares was by distribution from the former parent corporation, Murphy Oil Corporation.

Item 4.  Purpose of Transaction.

               Buyer has acquired the Shares for investment. Buyer intends to review from time to time the Issuer's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Buyer may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions or otherwise. Except as set forth above, Buyer has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

               (a) Buyer has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 339,531 Shares, representing approximately 3.0% of the outstanding Shares of the Issuer.

               The foregoing paragraph represents the shares with respect to which C. H. Murphy, Jr. has sole voting and dispositive power. An additional 867 shares are owned by the spouse of C. H. Murphy, Jr. or other household members, and 856,374 shares are held by trusts of which C. H. Murphy, Jr. is a trustee or by a corporation or other organization of which C. H. Murphy, Jr. is an officer.

               Except as set forth in this Item 5(a), neither Buyer, nor any other person controlling Buyer, owns beneficially any Shares.

               (b)   Buyer has sole power to vote and dispose of 339,531
Shares.
               (c)   Inapplicable.
               (d)   Inapplicable.
               (e)   Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               To the best knowledge of Buyer, there are no contracts, arrangements, understandings or relationships (legal or otherwise, except for familial) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.
               None.


                                             SIGNATURES
               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  January 10, 1997



                                       By: /S/  C. H. Murphy, Jr.
                                          _________________________
                                          Name: C. H. Murphy, Jr.